(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 33-46104-FW

CUSIP NUMBER 883906406

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

ThermoEnergy Corporation
Full Name of Registrant

N/A
Former Name if Applicable

323 Center Street, Suite 1300
Address of Principal Executive Office (Street and Number)

Little Rock, Arkansas 72201
City, state and zip code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the “Form 10-KSB”) cannot be filed within the prescribed time period without unreasonable effort and expense because of the exodus of significant members of the registrant’s management and advisors. On June 29, 2004, as reported on the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2004, the registrant’s Chairman and Chief Executive Officer was elected Principal Financial Officer in addition to his existing roles following the death of the registrant’s former President and Principal Financial Officer. On February 10, 2005, as reported on its Current Report on Form 8-K filed with the Commission on February 22, 2005, Mr. Jerald Sklar, director and counsel to the registrant resigned his positions with the registrant. In addition, the registrant recently ended its relationship with prior legal counsel and a new law firm initiated representation in March 2005. The registrant is also short-staffed with regards to other finance and management positions. As a result of these recent changes, the registrant’s management and advisors require time to complete a review of the registrant’s business and finances and prepare disclosure necessary for the Form 10-KSB. The Form 10-KSB will be filed as soon as is reasonably practicable following the prescribed due date and within the time period permitted by Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dennis C. Cossey	501	376-6477
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THERMOENERGY CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2005	By:	/S/ DENNIS C. COSSEY
Dennis C. Cossey
Chairman and Chief Executive Officer
Principal Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).